UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: September 4, 2007                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2007
                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the six months ended June 30, 2007, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                     JUNE 30,      DECEMBER 31,
                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS
Cash and cash equivalents                             1,698,258       2,898,961
Amounts receivable                                      135,948          82,994
Prepaids                                                 22,685          25,715
                                                   ------------    ------------
                                                      1,856,891       3,007,670

PROPERTY AND EQUIPMENT (Note 4)                         215,871         236,140

MINERAL RESOURCE INTERESTS (Note 5)                   3,387,654       2,368,283

OTHER                                                     6,742           6,742
                                                   ------------    ------------
                                                      5,467,158       5,618,835
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                109,592         119,368
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               11,959,327      11,798,414

CONTRIBUTED SURPLUS (Note 8)                          1,587,916       1,385,723

DEFICIT                                              (8,189,677)     (7,684,670)
                                                   ------------    ------------
                                                      5,357,566       5,499,467
                                                   ------------    ------------
                                                      5,467,158       5,618,835
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)




APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE , Director
---------------------

/s/ NICK DEMARE      , Director
---------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
           INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)



                                                    THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

EXPENSES

Accounting and administration                            13,000          11,000          18,100          18,800
Amortization                                              2,641           5,308           5,280           7,889
Audit                                                    32,194           3,537          32,194           3,537
Consulting                                                3,037          (4,607)          6,112          28,568
Corporate development                                     8,878           3,520          10,263           4,520
General exploration                                      46,836          78,841         110,668          88,647
Investment conferences                                    2,147           8,865           3,979          10,795
Investor relations                                       15,000           9,000          30,000          18,000
Legal                                                     5,244           9,082           7,267           9,082
Management fees                                           7,815          14,230          16,837          26,360
Office                                                    7,497           5,499          11,741           9,031
Regulatory                                                4,408           5,459           5,583           6,429
Rent                                                      1,350           1,350           2,700           2,700
Salaries and benefits                                     6,891           6,555           8,393          13,110
Shareholder costs                                         2,164           2,016           3,699           7,410
Stock-based compensation (Note 7)                       199,600         159,966         213,400         298,686
Transfer agent                                            3,183           5,347           4,332           6,350
Travel and related                                        6,918           6,354          17,694          24,694
                                                   ------------    ------------    ------------    ------------
                                                        368,803         331,322         508,242         584,608
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (368,803)       (331,322)       (508,242)       (584,608)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                20,940          16,879          49,139          27,111
Foreign exchange loss                                   (32,449)        (34,452)        (31,781)        (34,414)
Write-off of mineral resource
   interests (Note 5(b))                                (14,123)              -         (14,123)       (124,755)
                                                   ------------    ------------    ------------    ------------
                                                        (25,632)        (17,573)          3,235        (132,058)
                                                   ------------    ------------    ------------    ------------
NET AND COMPREHENSIVE LOSS FOR THE PERIOD              (394,435)       (348,895)       (505,007)       (716,666)

DEFICIT - BEGINNING OF PERIOD                        (7,795,242)     (7,177,335)     (7,684,670)     (6,809,564)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (8,189,677)     (7,526,230)     (8,189,677)     (7,526,230)
                                                   ============    ============    ============    ============



LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.02)         ($0.01)         $(0.02)         ($0.03)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING - BASIC AND DILUTED                   25,488,958      23,680,456      25,418,968      20,518,544
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)


                                                    THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net and comprehensive loss for the period              (394,435)       (348,895)       (505,007)       (716,666)
Adjustment for items not involving cash
   Amortization                                           2,641           5,308           5,280           7,889
   Stock-based compensation                             199,600         159,966         213,400         298,686
Write-off of mineral resource interests                  14,123               -          14,123         124,755
                                                   ------------    ------------    ------------    ------------
                                                       (178,071)       (183,621)       (272,204)       (285,336)
Decrease (increase) in amounts receivable               (24,299)        (22,635)        (52,954)         22,400
Decrease (increase) in prepaids                          (6,991)         (8,318)          3,030         (16,223)
Increase (decrease) in accounts payable
   and accrued liabilities                               67,073        (244,486)         (9,776)         35,667
                                                   ------------    ------------    ------------    ------------
                                                       (142,288)       (459,060)       (331,904)       (243,492)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (536,293)       (152,041)     (1,005,493)       (715,708)
Purchases of property and equipment                      (4,306)        (47,164)         (4,306)        (50,143)
                                                   ------------    ------------    ------------    ------------
                                                       (540,599)       (199,205)     (1,009,799)       (765,851)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               141,000       4,127,960         141,000       4,127,960
Share issue costs                                             -        (270,851)              -        (270,851)
                                                   ------------    ------------    ------------    ------------
                                                        141,000       3,857,109         141,000       3,857,109
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   - DURING THE PERIOD                                 (541,887)      3,198,844      (1,200,703)      2,847,766

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       2,240,145         645,156       2,898,961         996,234
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD             1,698,258       3,844,000       1,698,258       3,844,000
                                                   ============    ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                    208,481         644,000         208,481         644,000
Short-term investments                                1,489,777       3,200,000       1,489,777       3,200,000
                                                   ------------    ------------    ------------    ------------
                                                      1,698,258       3,844,000       1,698,258       3,844,000
                                                   ============    ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION - Note 11


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (Unaudited - Prepared by Management)


1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CHANGES IN ACCOUNTING POLICIES

         Effective January 1, 2007, the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

         Financial Instruments - Recognition and Measurement (Section 3855)

         In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

         Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at June 30, 2007, the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (Unaudited - Prepared by Management)

         Comprehensive Income (Section 1530)

         Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.


4.       PROPERTY AND EQUIPMENT
                                                      JUNE 30,     DECEMBER 31,
                                                       2007            2006
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  37,383          33,077
         Vehicles                                       121,680         121,680
                                                   ------------    ------------
                                                        291,903         287,597
         Less accumulated amortization                  (76,032)        (51,457)
                                                   ------------    ------------
                                                        215,871         236,140
                                                   ============    ============


5.       MINERAL RESOURCE INTERESTS


                                                   JUNE 30, 2007                               DECEMBER 31, 2006
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Mexico
            La Trini (a)                597,442       1,020,836       1,618,278         362,060         724,658       1,086,718
            Sonora (b)                   81,305         867,129         948,434          67,412         520,747         588,159

         Sweden
            Bergslagen (c)              233,249         587,693         820,942         224,447         468,959         693,406
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        911,996       2,475,658       3,387,654         653,919      1,714,364        2,368,283
                                   ============    ============    ============    ============    ============    ============

         (a)      La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

                  During the six months ended June 30, 2007, the Company completed the acquisition of a 100% interest in the La Trini Project by making the final option payment of US $200,000 and issuing 13,819 common shares at a fair value of $8,706, for finder's fee.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (Unaudited - Prepared by Management)


5.       MINERAL RESOURCE INTERESTS (continued)

         (b)      Sonora, Mexico

                  During fiscal 2006, the Company staked, a portfolio of 11 mineral claims covering 114,014 hectares, located in Sonora State, Mexico.

                  On November 27, 2006, the Company also entered into an option agreement to earn a 100% interest in one mineral claim of approximately 22 hectares. The Company subsequently determined to terminate the option agreement after making option payments totaling $13,893 (US $12,500) and incurring $230 exploration expenditures. Accordingly the Company has recorded $14,123 write-off of mineral resource interests.

         (c)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at June 30, 2007, the Company has staked 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden.


6.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued:                                        SIX MONTHS ENDED                     YEAR ENDED
                                                          JUNE 30, 2007                  DECEMBER 31, 2006
                                                   ----------------------------    ----------------------------
                                                      SHARES           AMOUNT         SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                25,347,597      11,798,414      18,551,370       8,114,653
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
            private placement                                 -               -       6,658,000       4,127,960
            exercise of stock options                    90,000          45,000               -               -
            exercise of warrants                        120,000          96,000               -               -
         Reallocation from contributed
            surplus on exercise of options                    -          11,207               -               -
         For agent and finder's fees                          -               -         120,395          57,006
         For mineral properties                          13,819           8,706          17,832           8,738
                                                   ------------    ------------    ------------    ------------
                                                        223,819         160,913       6,796,227       4,193,704
         Less share issue costs                               -               -               -        (509,943)
                                                   ------------    ------------    ------------    ------------
                                                        223,819         160,913       6,796,227       3,683,761
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      25,571,416      11,959,327      25,347,597      11,798,414
                                                   ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (Unaudited - Prepared by Management)


6.       SHARE CAPITAL (continued)

         A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at June 30, 2007 and 2006 and the changes for the six months ended on those dates is as follows:

                                                         SIX MONTHS ENDED                SIX MONTHS ENDED
                                                           JUNE 30, 2007                   JUNE 30, 2006
                                                   ----------------------------  ------------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                       NUMBER          PRICE           NUMBER          PRICE
                                                                         $                               $

         Balance, beginning of period                 3,804,998         0.80                  -          -
            Issued                                            -          -            3,804,998         0.80
            Exercised                                  (120,000)        0.80                  -          -
                                                   ------------                    ------------
         Balance, end of period                       3,684,998         0.80          3,804,998         0.80
                                                   ============                    ============

         The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at June 30, 2007:

            NUMBER           EXERCISE PRICE          EXPIRY DATE
                                   $
            2,081,248             0.80               April 28, 2008
            1,603,750             0.80               May 17, 2008
         ------------
            3,684,998
         ============


7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the six months June 30, 2007, the Company granted 435,000 stock options (2006 - 1,033,400) to the Company's employees, directors and consultants and recorded compensation expense of $213,400 (2006 - $298,686).

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the three months ended June 30, 2007 and 2006:

                                         SIX MONTHS ENDED      SIX MONTHS ENDED
                                           JUNE 30, 2007         JUNE 30, 2006

         Risk-free interest rate           3.97% - 4.05%         3.75% - 4.07%
         Estimated volatility                   78%                92% - 96%
         Expected life                        3 years              1.5 years
         Expected dividend yield                 0%                    0%

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the six months ended June 30, 2007 to the Company's employees, directors and consultants was $0.49 (2006 - $0.27) per share.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (Unaudited - Prepared by Management)


7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at June 30, 2007 and 2006 and the changes for the six month period ended on those dates is as follows:

                                                          SIX MONTHS ENDED                SIX MONTHS ENDED
                                                           JUNE 30, 2007                   JUNE 30, 2006
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                       AVERAGE                         AVERAGE
                                                      OPTIONS         EXERCISE        OPTIONS         EXERCISE
                                                    OUTSTANDING         PRICE       OUTSTANDING         PRICE
                                                                          $                               $

         BALANCE, BEGINNING OF PERIOD                 2,260,000          0.51         1,351,600          0.49
         GRANTED                                        435,000          0.77         1,033,400          0.56
         EXERCISED                                      (90,000)         0.50                 -             -
         CANCELLED / EXPIRED                            (50,000)         0.61          (200,000)         0.57
                                                   ------------                    ------------
         BALANCE, END OF PERIOD                       2,555,000          0.56         2,185,000          0.51
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at June 30, 2007:

            NUMBER           NUMBER          EXERCISE
          OUTSTANDING      EXERCISABLE         PRICE         EXPIRY DATE
                                                 $

              900,600          900,600          0.50         April 8, 2008
              171,000          171,000          0.30         July 20, 2008
              538,000          538,000          0.50         January 16, 2009
               70,000           70,000          0.61         April 28, 2009
              365,400          365,400          0.62         May 19, 2009
               75,000           75,000          0.62         September 20, 2009
               60,000           60,000          0.60         February 7, 2010
              375,000          350,000          0.80         June 12, 2010
         ------------     ------------
            2,555,000        2,530,000
         ============     ============


8.       CONTRIBUTED SURPLUS

         Contributed surplus for the six months ended June 30, 2007 and 2006 is comprised of the following:

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ----------------------------
                                                                       2007            2006
                                                                         $               $

         Balance, beginning of period                                 1,385,723         800,068
            Stock-based compensation on options (Note 7)                213,400         298,686
            Stock-based compensation on agent and finders warrants            -         125,809
            Stock options exercised                                     (11,207)              -
                                                                   ------------    ------------
         Balance, end of period                                       1,587,916       1,224,563
                                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (Unaudited - Prepared by Management)



9.       RELATED PARTY TRANSACTIONS

         During the six months ended June 30, 2007, the Company:

         i) incurred $26,800 (2006 - $21,500) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

         ii) incurred $48,000 (2006 - $43,000) for management services provided by the President of the Company. Of this amount, $31,163 (2006 - $16,640) has been capitalized as geological costs in mineral resource interests and $16,837 (2006 - $26,360) expensed as management fees; and

         iii) received $3,285 (2006 - $3,329) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $12,000 (2006 - $12,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:


                                                                       JUNE 30, 2007
                                       ----------------------------------------------------------------------------
                                           CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $               $               $               $               $

         Current assets                   1,673,052         138,563               -          45,276       1,856,891
         Property and equipment               9,308          63,263         112,911          30,389         215,871
         Mineral resource interests               -       2,964,740               -         422,914       3,387,654
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          1,682,360       3,166,566         112,911         505,321       5,467,158
                                       ============    ============    ============    ============    ============


                                                                    DECEMBER 31, 2006
                                       ----------------------------------------------------------------------------
                                           CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $               $               $               $               $

         Current assets                   2,873,332          72,654               -          61,684       3,007,670
         Property and equipment              11,264          67,522         116,233          41,121         236,140
         Mineral resource interests               -       1,674,877               -         693,406       2,368,283
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          2,884,596       1,815,053         116,233         802,953       5,618,835
                                       ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (Unaudited - Prepared by Management)



11.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company for the six months ended June 30, 2007 and 2006 as follows:

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ----------------------------
                                                                       2007            2006
                                                                         $               $

         Investing activity

         Expenditures on mineral resource interests                      (8,706)         (8,738)
                                                                   ============    ============

         Financing activity

         Contributed surplus                                            (11,207)              -
         Shares issued for mineral resource interests                     8,706           8,738
         Share issue costs financed through agent and
            finders warrants                                                  -        (200,454)
         Shares issued for non-cash consideration                         11,207        200,454
                                                                   ------------    ------------
                                                                          8,706           8,738
                                                                   ============    ============


12.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carry amount of these items.

         (b)      Fair value of financial instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carry value due to their short terms to maturity.

         (c)      Foreign Currency Risk

                  The Company is subject to foreign exchange rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other that the Company's functional currency, which is the Canadian dollar.

                                                                      SCHEDULE I

                             TUMI RESOURCES LIMITED
           INTERIM CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS


                                                                                                   DECEMBER 31,
                                                  SIX MONTHS ENDED JUNE 30, 2007                       2006
                                   ------------------------------------------------------------    ------------
                                              MEXICO                  SWEDEN
                                   ----------------------------    ------------
                                         LA                         BERGSLAGEN
                                       TRINI          SONORA         DISTRICT          TOTAL           TOTAL
                                         $               $               $               $               $

BALANCE, BEGINNING OF PERIOD          1,086,718         588,159         693,406       2,368,283        889,870
                                   ------------    ------------    ------------    ------------    ------------
COSTS INCURRED DURING PERIOD

EXPLORATION
Airborne survey                               -               -               -               -          79,516
Amortization                              8,565               -           10,732         19,297          13,281
Assays                                   19,103          27,537               -          46,640          30,302
Assay preparation                             -          14,447               -          14,447          16,845
Camp costs                                7,353          14,250               -          21,603          24,935
Consulting                                7,501          47,960           1,725          57,186         124,499
Database                                      -               -                               -          23,266
Drilling                                154,428               -               -         154,428               -
Equipment rental                         13,435           4,720               -          18,155          20,129
Exploration site costs                    6,122          15,242          10,429          31,793         115,862
Field workers                             4,354          13,139               -          17,493          47,651
Fuel                                      4,000          12,885               -          16,885          22,018
Geological                               23,417          18,350          26,573          68,340          37,999
Geophysical                                   -               -          19,710          19,710          92,950
Maps                                          -               -           4,199           4,199           7,124
Mine rights                               3,969          53,192               -          57,161          11,323
Other                                         -               -               -               -          11,954
Repair and maintenance                    1,510          10,894               -          12,404          20,785
Salaries and benefits                    38,532         121,480          32,059         192,071         348,843
Supplies                                  2,853               -               -           2,853          27,399
Travel                                    1,036           6,409          13,307          20,752          45,070
                                   ------------    ------------    ------------    ------------    ------------
                                        296,178         360,505         118,734         775,417       1,121,751
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION
Staking and related costs                     -               -           8,802           8,802         121,212
Geological fees                               -               -               -               -         127,218
Cash payments                           226,676          13,893               -         240,569         231,730
Issuance of shares                        8,706               -               -           8,706           8,738
                                   ------------    ------------    ------------    ------------    ------------
                                        235,382          13,893           8,802         258,077         488,898
                                   ------------    ------------    ------------    ------------    ------------
                                        531,560         374,398         127,536       1,033,494       1,610,649
                                   ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFFS             1,618,278         962,557         820,942       3,401,777       2,500,519

WRITE-OFFS                                    -         (14,123)              -         (14,123)       (132,236)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE, END OF PERIOD                1,618,278         948,434         820,942       3,387,654       2,368,283
                                   ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MOTNHS ENDED JUNE 30, 2007



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at August 27, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and the audited consolidated financial statements for the years ended December 31, 2006 and 2005 of Tumi Resources Limited (the "Company").
Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

MEXICO

The Company has the 100% rights to nine properties located in the Mexican states of Jalisco and Sonora and covering approximately 114,370 hectares. There are five high priority projects which will be the focus of the Company's Mexican exploration program in 2007, these projects are the following:

La Trini

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5km.

In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200m and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48m to 148m and totaled 1,344m.

In March 2007, the Company completed a phase-two reverse circulation drill program at La Trini; 20 drill holes were completed totaling 2,768m. The Company's phase-two drill program was focused on better defining the mineralized core zone and establishing where future detailed drilling should occur.

Drilling coupled with the surface and underground sampling programs in and adjacent to the main target area has defined a 400m long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include: TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t Ag), TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC 32 (24.4m grading 6.4 g/t Au and 1,629 g/t Ag).

The results from TRRC 32 have identified an exploration target which requires immediate further drill testing. The Company is planning a phase three program of closely spaced drilling to define the size and orientation of this high-grade zone further, and to define the extent of the main zone.

Also during March 2007, the Company made the final option payment under the agreement to acquire the La Trini silver/gold project, as announced on January 19, 2005, and, accordingly, the Company has fully earned its 100% interest in all the subject claims.

Phoenix

During June 2006, the Company acquired, through staking, the 4,106-hectare Phoenix precious metal exploration property located in northern Sonora, Mexico.

The Company has undertaken a systematic gridding and rock/soil sampling program on the Phoenix claim, searching for bulk tonnage gold/silver mineralization. Phoenix is underlain by Mesozoic volcanic, sedimentary and intrusive rocks covered by a young, gently dipping alluvial plain. An area roughly three km east-west by three km north-south has been gridded, from which 3,120 samples have been taken. The lines are spaced either 50m or 100m apart with stations every 20m along the lines. Most of the samples were taken from rock as the soil cover was sparse and poorly developed.

Multi-element ICP analyses of the samples have shown strongly anomalous arsenic, silver, lead, zinc, and to some extent antimony, which appears to correlate with hematite and carbonate altered horizons. These horizons seem to parallel the sedimentary and volcanic stratigraphy that trends northwest southeast and dips gently to moderately southwest. Gold has not been analyzed in these samples for cost purposes; it has been demonstrated from previous sampling that gold has a strong correlation with the elements mentioned above. It is believed that up to five distinct horizons exist over a strike length of up to 2.5km; these horizons remain open to the southeast.

During June 2007, the Company announced the completion of nineteen drill holes totaling 1,495m. The drill holes were widely-spaced throughout the survey area, testing several of the anomalous horizons that were mapped. As well, several holes were drilled to test a granitic body where numerous old workings display a stockwork-style of fracturing and mineralization exposed over an area 400m by 700m. The best result received in the drill program was 10m averaging 1.2 g/t gold, starting from surface, in Hole PHRC3. The Company is reviewing all data to determine whether the drilling has adequately tested the anomalous zones.

Mazatan

The Company's attention to the Mazatan area was drawn by an old placer gold field just north of the property. This field is down-slope from intense hematite altered rock within the claim that would appear to be the source of the placer gold mineralization. The exploration target within this project is for a large, low grade precious metal system. This style of mineralization is common in Sonora, including La Herradura, La Choya and San Francisco mines.

Reconnaissance rock samples taken from an area containing altered rhyolite volcanics have yielded some highly anomalous gold values. A grab sample taken from a quartz/sulphide-rich shear ran 3.3 g/t gold, 104 g/t silver and 2.4% lead, and highly elevated zinc and arsenic. An eight metre wide chip sample from this area returned 0.9 g/t gold plus elevated silver, lead and zinc. Additional samples taken from similar looking alteration and mineralization located from 175m to 500m southwest of the site mentioned above, returned values ranging from
0.6 g/t gold, 4 g/t silver and 1.8% lead to 0.9 g/t gold, 270 g/t silver, and 2.5% lead from silica and sulphide-rich zones.

Altered rock was found in outcrop over an area roughly 1km east-west by 3km north-south, but much of this area is covered by alluvium. In order to better define the target area within the large Mazatan licence, a regional stream sediment geochemical survey has been completed with a total of 877 minus 80 mesh samples collected and submitted for assay.

Batamote

This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kilometres west of the advanced stage El Chanate gold deposit.

During May 2007, the Company announced that the Batamote concessions had been farmed out to General Minerals Corporation who have the right to earn a 70% interest by spending US $5 million over six years.

El Colorado

A regional stream sediment sampling survey is underway at the Company's 100%-owned El Colorado property. The area is located approximately 45 km southeast of Hermosillo, central Sonora, Mexico and covers an area of 21,062 hectares. The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation. The La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation, before it was closed in 2001. Hematite alteration, strongly visible and associated with the rocks inside the La Colorada Mine, continues to the north into the El Colorado claims owned by the Company. The exploration target within the El Colorado licence is a large, low grade precious metal system similar to the style of mineralization found at La Colorada, La Herradura, La Choya and San Francisco mines. Also, within the boundaries of the Company's claim exist two smaller properties, owned by third parties, overlying skarn deposits that are reported to have produced up to kg-levels per tonne of silver mineralization.

A regional stream sediment geochemical survey is underway, and approximately 1,200 samples will be collected and analysed for 30 elements using the ICP method. The geochemical sampling is expected take about eight weeks to complete.

SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden. Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200km east-west by 150km north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver.

The Company has staked fifteen properties totaling 15,253 hectares in Bergslagen where four projects are undergoing detailed exploration and these projects are:

Sala

Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century. Production was ceased in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ounces of silver were recovered from Sala with grades as high as 7,000 g/t.

During the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work, a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometer. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain.

Approval for an initial diamond drilling program has been lodged with the authorities, as required by Swedish Mining Law. A drill contract will be signed as soon as approval is given.

Tomtebo

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. Following an airborne electromagnetic (EM) survey completed last autumn, flown along lines spaced 100m apart, the data has been reviewed, modelled and interpreted by an independent geophysicist in Australia. Numerous conductive zones were identified in the database; most were of "cultural" origin (powerlines, culverts, electric fences, buildings), but a few appear to be legitimate targets near the old workings at Tomtebo. The Company is planning an induced polarisation ("IP") survey to cover the central part of the old mines and this EM conductor. Some historical drilling and underground data has been reviewed and compiled, but further research will be performed as well before a drilling program is designed.

Oster Silverberg and Kalvsbacken

In 2006, the Company completed an airborne (by helicopter) electromagnetic geophysical survey over the Oster Silverberg property and a ground EM geophysical survey within the Kalvsbacken property. Both properties contain historical mines. Interpretation of the geophysical data is continuing (this will include ground study of anomalous areas) and if drill targets are defined then the Company will undertake initial drill programs.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------------------------------------------------------------------------------------
                                  FISCAL 2007                            FISCAL 2006                            FISCAL 2005
                            -----------------------   -------------------------------------------------   -----------------------
                              JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (368,803)    (139,439)     (65,909)    (167,141)    (331,322)    (253,286)    (132,873)    (145,689)
Other items                    (25,632)      28,867       46,339       28,271      (17,573)    (114,485)     (43,900)       7,026
Net income (loss)             (394,435)    (110,572)     (19,570)    (138,870)    (348,895)    (367,771)    (176,773)    (138,663)
Basic and diluted
   loss per share                (0.02)       (0.00)       (0.00)       (0.01)       (0.01)       (0.02)       (0.01)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:
Working capital              1,747,299    2,114,412    2,888,302    3,429,851    3,860,172      385,889    1,054,250    1,273,872
Total assets                 5,467,158    5,664,477    5,618,835    5,576,301    5,635,460    2,211,766    2,151,926    2,300,417
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -----------------------   -------------------------------------------------   -----------------------

RESULTS OF OPERATIONS

During the six months ended June 30, 2007 (the "2007 period"), the Company incurred a loss of $505,007 ($0.02 per share), a decrease in loss of $211,659, compared to a loss of $716,666 ($0.03 per share) for the six months ended June 30, 2006 (the "2006 period"). The decrease in loss during the 2007 period is mainly attributed to the write-off of mineral resources interests and the stock based compensation recorded in the 2006 period.

General and administrative expenses decreased by $76,366 from $$584,608 during the 2006 period to $508,242 during the 2007 period. Specific expenses of note are as follows:

- General exploration costs increased by $22,021, from $88,647 during the 2006 period to $110,668 during the 2007 period. During the 2007 period, the Company incurred costs relating to the review of property interests and administrative costs of mining offices in Sweden and Mexico.

- Travel and related costs decreased by $7,000, from $24,694 during the 2006 period to $17,694 during the 2007 period. In the 2006 period, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Audit fees increased by $28,657 from $3,537 during the 2006 period to $32,194 during the 2007 period. The increase in audit fees reflect the costs incurring during the 2007 period for the audit of December 31, 2006 consolidated financial statements.

- Corporate development increased by $5,743 from $4,520 during the 2006 period to $10,263 during the 2007 period. During the 2007 period, the Company participated in a short-term advertising campaign.

- Investment conferences decreased by $6,816 from $10,795 during the 2006 period to $3,979 during the 2007 period. During the 2007 period, the Company participated in fewer investment conferences.

- The Company has been engaged in an ongoing program in communicating with its investors and investment community. The Company retained Mr. Nick Nicolaas to provide investor relations activities on behalf of the Company. Mr. Nicolaas' services are provided through his company, Mining Interactive Corp. During the 2007 period, the Company paid $30,000 (2006 - $18,000).

- Salaries and benefits decreased by $4,717, from $13,110 during the 2006 period to $8,383 during the 2007 period. During the 2007 period, the Company recovered $12,000 (2006 - $12,000) of salary costs through a shared administration arrangement with two public companies with common directors.

- Consulting fees decreased by $22,456 from $28,568 during the 2006 period to $6,112 during the 2007 period. During the 2006 period, the Company paid consulting services for administrative services provided for the Company's activities.

- Stock based compensation of $213,400 (2006 - $298,686) was recorded in the 2007 period relating to the granting of 435,000 (2006 - 1,033,400) stock options and the vesting of stock options granted previously.

During the 2007 period the Company reported $49,139 interest and other income compared to $27,111 during the 2006 period. Interest income of $45,854 (2006 - $23,782) was generated from short-term investments and other income of $3,285 (2006 - $3,329) from the rental of its condominium in Peru.

During the 2007 period the Company incurred $1,005,493 (2006 - $715,708) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $127,536 on its Swedish properties, $503,559 on La Trini, and $374,398 on Sonora properties in Mexico. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at June 30, 2007, the Company had working capital of $1,747,299. The Company has sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2006.

CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments - Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at June 30, 2007, the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

The Company has no proposed changes in accounting policies.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2007, the Company:

(i) incurred $26,800 (2006 - $21,500) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

(ii) incurred $48,000 (2006 - $43,000) for management services provided by the President of the Company. Of this amount, $31,163 (2006 - $16,640) has been capitalized as geological costs in mineral resource interests and $16,837 (2006 - $26,360) expensed as management fees; and

(iii) received $3,285 (2006 - $3,329) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $12,000 (2006 - $12,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. Effective January 1, 2007 the Company pays $4,000 per month, plus approved expenses, for such services and may be cancelled by either party on 15 days notice. During the six months ended June 30, 2007, the Company paid $30,000 (2006 - $18,000).

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at August 27, 2007, there were 25,624,916 outstanding common shares and 2,555,000 stock options outstanding with exercise prices ranging from $0.30 to $0.80 per share and 3,683,998 warrants outstanding with an exercise price of $0.80 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and acting Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and acting Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and acting Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 29, 2007


/s/ David Henstridge
-----------------------------------
David Henstridge,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 29, 2007


/s/ David Henstridge
-----------------------------------
David Henstridge,
President & Chief Executive Officer